SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

 FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of December, 2008

TELEMIG CELULAR PARTICIPAÇÕES S.A.

(Exact name of registrant as specified in its charter)

TELEMIG CELLULAR HOLDING COMPANY

(Translation of Registrant's name into English)

Rua Levindo Lopes, 258 - Funcionários
Cep: 30.140-170 - Belo Horizonte (MG) - Brazil

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:   ___X___      Form 40-F:   _______

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:  _______      No:  ___X___

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:  _______      No:  ___X___

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:  _______      No:  ___X___

Protocol and Instrument of Justification
of
Spin-off of TCO IP S.A. with
Merger of the Spun-off Portions
by
Telemig Celular Participações S.A. and Telemig Celular S.A.

By this private instrument, the parties described below, by their respective Officers, in witness thereof, enter this Protocol of Total Spin-off and the Instrument of Justification, in accordance with articles 224, 225 and 229 of Law No. 6,404, dated as of December 15, 1976, observing the applicable provisions of Instruction CVM No. 319 of December 03, 1999.

(a)        Telemig Celular Participações S.A., publicly-held corporation, incorporated in accordance with the laws of Brazil, with head office located in the City of Belo Horizonte, State of Minas Gerais, at Rua Levindo Lopes, 258, enrolled with the CNPJ/MF under No. 02.558.118/0001-65, herein represented by its Officers Roberto Oliveira de Lima, Brazilian citizen, married, manager, bearer of Identity Card No. 4.455.053-4 – SSP/SP and enrolled in the Individual Taxpayers’ List (CPF/MF) under No. 860.196.518-00, and Ernesto Gardelliano, Argentinean citizen, married, certified public accountant, enrolled with RNE V432634-P and in the Individual Taxpayers’ List (CPF/MF) under No. 059.895.887-80, both residents and domiciled in the Capital of the State of São Paulo, with business address at Av. Roque Petroni Junior nº 1464, 6º andar, lado A, Morumbi, CEP 04707-000 (“Telemig Part.”);

(b)       Telemig Celular S.A., publicly-held corporation, incorporated in accordance with the laws of Brazil, with head office located in the City of Belo Horizonte, State of Minas Gerais, at Rua Levindo Lopes, 258, enrolled with the CNPJ/MF under No. 02.320.739/0001-06, herein represented by its Officers Roberto Oliveira de Lima, Brazilian Citizen, married, manager, bearer of Identity Card No. 4.455.053-4 – SSP/SP and enrolled in the Individual Taxpayers’ List (CPF/MF) under No. 860.196.518-00, and Ernesto Gardelliano, Argentinean citizen, married, certified public accountant, enrolled with RNE V432634-P and in the Individual Taxpayers’ List (CPF/MF) under No. 059.895.887-80, both residents and domiciled in the Capital of the State of São Paulo, with business address at Av. Roque Petroni Junior nº 1464, 6º andar, lado A, Morumbi, CEP 04707-000 (“Telemig Celular”);

And, on the other side,

(c)        TCO IP S.A., closely-held corporation, incorporated in accordance with the laws of Brazil, with head office located in the City of São Paulo, State of São Paulo, at Av. Roque Petroni Junior, 1464 - 6º andar Lado B - Parte, Morumbi, enrolled with the CNPJ/MF under No. 04.225.487/0001-61, herein represented by its Officers Roberto Oliveira de Lima, Brazilian Citizen, married, manager, bearer of Identity Card No. 4.455.053-4 – SSP/SP and enrolled in the Individual Taxpayers’ List (CPF/MF) under No. 860.196.518-00, and Ernesto Gardelliano, Argentinean citizen, married, certified public accountant, enrolled with RNE V432634-P and in the Individual Taxpayers’ List (CPF/MF) under No. 059.895.887-80, both residents and domiciled in the Capital of the State of São Paulo, with business address at Av. Roque Petroni Junior nº 1464, 6º andar, lado A, Morumbi, CEP 04707-000 (“TCO IP” or “Spun-off Company”);

being Telemig Part. and Telemig Celular the “Merging Companies” and the Merging Companies jointly with the Spun-off Company, referred to as “Parties”;

1.         Justification

WHEREAS TCO IP is a wholly-owned subsidiary of Vivo Participações S.A., a publicly-held corporation, with its head office located at Av. Roque Petroni Junior, n° 1464, in the City of São Paulo - SP, enrolled with the CNPJ/MF under No.02.558.074/0001-73 (“Vivo Participações”);

WHEREAS Vivo Participações purchased from Telpart Participações S.A., 7,258,108 common shares representing 53.899% of the voting capital and 969,932 preferred shares representing  4,265% of the preferred shares of Telemig Part., being therefore, the controlling shareholder of Telemig Part and, indirectly, of Telemig Celular;

WHEREAS, as per the corporate rules (article 254-A of Law 6,404/76), the purchaser of the controlling shares of a publicly-held corporation shall make a public tender offer for the acquisition of common shares held by the non-controlling shareholders of the acquired companies (“Mandatory OPAs”) and, considering the need to give more flexibility and to allow a better financial efficiency in the transaction of financial settlement of the public offers (decrease of the interest rate, among other benefits), the Mandatory OPAs of Telemig  Part. and of Telemig Celular were made by TCO IP, which is a wholly-owned subsidiary of Vivo Participações;

WHEREAS, besides the Mandatory OPAs, TCO IP has launched and for the same reasons, voluntary public tender offers to purchase up to 1/3 of the outstanding preferred shares of Telemig Part. and of Telemig Celular (“Voluntary OPAs”), having been acquired 7,257,020 preferred shares of Telemig Part. and 97,421 preferred shares of Telemig Celular;

WHEREAS, as a result of the Mandatory and Voluntary OPAs, TCO IP became the holder of the common and preferred shares purchased in the Mandatory and Voluntary OPAs and Vivo Participações was the holder of the controlling shares purchased from Telpart and that, therefore, it was desirable to concentrate the corporate participation in only one company, which will be, TCO IP, which raised all financial funds in the capital market (by means of the 1st Issuance of Promissory Notes - herein referred to simply as “Notes”) for the payment of the shares purchased in the Voluntary OPA made and that, therefore, Vivo Participações, contributed the controlling shares of Telemig Part. and of Telemig Celular held by it, to TCO IP as a capital increase;

WHEREAS the maintenance of several companies with the same purpose holding and the different organizational structures increases the administrative and operational costs;

The parties understand that the simplification of the corporate structure, by the total spin-off of TCO IP with the transfer of part of the net worth concerning the shares of Telemig Part. to it and the transfer of part of the net worth concerning the shares of Telemig Celular to the referred company, as per the terms of this Protocol, is justified, as it will decrease the administrative costs, as well as facilitate the unification, standardization and the rationalization of the administration of the companies, and will also allow the improvement of the future cash flow of the merging companies.

2.         Capital Stock of the Merging Companies and the Spun-off Company.

2.1       Capital Stock of TCO IP: The current capital stock subscribed and paid in of TCO IP is, on the date hereof, of R$ 2,618,960,000.00 (two billion, six hundred and eighteen million, nine hundred and sixty thousand reais), represented by 1,000,000 (one million) of common book-entry shares without par value.

2.1.1.   In order to not transfer to the merging companies Telemig Part. and Telemig Celular any debts, the previous existing debts of TCO IP arising from the Mandatory and Voluntary OPAs (by means of the release of Notes) and, on the approval date of the spin-off matter of this Protocol, there will be a capital reduction of TCO IP to eliminate the losses, in a way that the capital stock of TCO IP on the spin-off date will be of R$ 1,467,617,587.06 (one billion, four hundred and sixty seven million, five hundred and eighty seven reais and six cents), without changing the amount of shares, that will remain in the amount of 1,000,000 (one million) of common book-entry shares, considering that such shares do not have par value.

2.2.      Capital Stock of Telemig Part.: The current capital stock subscribed and paid in of Telemig Part. is R$ 600,464,494.95 (six hundred million, four hundred sixty four thousand, four hundred ninety four reais and ninety Five cents), divided in 36,877,361 (thirty six million, eight seventy seven thousand three hundred sixty one) shares, being 13,466,059 (thirteen million, four hundred and sixty six thousand and fifty nine) common shares and 23,411,302 (twenty three million, four hundred eleven thousand and three hundred two) preferred shares, book-entry and without par value.

2.3.      Capital Stock of Telemig Celular: The capital stock subscribed and paid in of Telemig Celular is of R$ 528,000,000.00 (five hundred and twenty eight million reais), divided in 2,372,176 (two million, three hundred and seventy two thousand, one hundred and seventy six) shares, being 891,241 (eight hundred ninety one thousand and two hundred forty one) common shares and 1,480,935 (one million, four hundred eighty thousand, nine hundred thirty five) preferred shares, book-entry shares without par value.

3.         Total Spin-Off and transfer of the net worth of TCO IP; Valuation; and net worth of the Merging Companies:

3.1.      Reference Date and Valuation. With the total spin-off of TCO IP, part of the assets of TCO IP shall be transferred to Telemig Part. and to Telemig Celular. The portions of the net worth of TCO IP were appraised based on their book value, as of December 01, 2008 (“Reference Date”), according to the accounting principles accepted in Brazil. The Appraisal Report of the net assets of TCO IP to be transferred to Telemig Part. and to Telemig Celular, in accordance with art. 229 of Law No. 6,404, of December 15, 1976, was elaborated by the independent company Ernst & Young Auditores Independentes SS., with head office located at Av. Presidente Juscelino Kubitschek, nº. 1830, Torre I, 5º e 6º. Andares, São Paulo/SP, CEP 04543-900, enrolled with CNPJ/MF under No. 61.366.936/0001-25, "ad referendum" of the shareholders Parties of this Protocol.

3.2.      The net worth variation occurred in TCO IP between the Reference Date and the effective spin-off, will be absorbed by Telemig Part. and Telemig Celular in the proportion of the respective parts of the net worth transferred to them.

3.3       Capital and Shares of the Spun-off Company: The spun-off parts of the net worth of TCO IP to be merged into Telemig Part. and into Telemig Celular are the following: A) the portion of the net worth of TCO IP to be merged into Telemig Part., in the amount of R$ 1.324.339.097,41 (one billion, three hundred and twenty four million, three hundred and thirty nine thousand and ninety seven reais, forty one cents), consists of the controlling shares of Telemig Part. and the shares of the same company acquired in result of the Mandatory and Voluntary OPAs for the acquisition of the common and preferred shares made by TCO IP, including the goodwill paid in the acquisition process, the provision stated in article 6º of Instruction CVM No. 319/99,and other assets (tax credits and cash) as indicated in the Appraisal Report; and B)  the portion of net worth of TCO IP to be merged into Telemig Celular, in the amount of R$ 143,278,489.65 (one hundred and forty three million, two hundred seventy eight thousand and four hundred and eighty nine reais and sixty five cents), consists of the shares of Telemig Celular purchased in the Mandatory and Voluntary OPAs for the acquisition of common and preferred shares made by TCO IP, including the goodwill paid in the acquisition process and the provision set forth in article 6th of Instruction CVM No. 319/99, as indicated in the Appraisal Report.

3.4.      Extinguishment of the Spun-off Company. As a consequence of the transfer of all net worth of TCO IP, part to Telemig Part. and part to Telemig Celular, TCO IP will be extinguished as stated in article 229 of Law 6,404/76. The managers of Telemig Part. and Telemig Celular shall be responsible for the registration and publication of the acts regarding the transaction.

3.5.      Net worth of the Merging Companies. The portions of the net worth of TCO IP described in item 3.3 herein above will be merged into Telemig Part. and into Telemig Celular, as follows:

3.5.1. The merger into Telemig Part. of the net worth portion of TCO IP concerning the shares of Telemig Part. held by TCO IP and the goodwill paid in the acquisition of such shares and the respective provision referred in 3.3. herein above will not cause the capital increase of the Merging Companies, once the goodwill and the respective provision will be registered in the deferred asset account of Telemig Part. and as a compensation, the net value (goodwill less provision) will be registered in the special reserve account (goodwill) of Telemig Part. being such reserve subject to future capitalization, as provided in article 7th of Instruction CVM No. 319/99. The other assets will be registered in the accounts of tax credits and banks, as described in the Appraisal Report, and in return of the accrued profits account in the net worth of Telemig Part.

3.5.2. The merger into Telemig Celular of the net worth portion of TCO IP comprising the shares of Telemig Celular held by TCO IP and comprising the goodwill paid in the acquisition of such shares and the respective provision referred in 3.3. herein above will not cause the capital increase of the Merging Company, once the goodwill and the respective provision will be registered in the deferred asset account of Telemig Celular and in return, the net value (goodwill less provision) will be registered in the special goodwill reserve of Telemig Celular, being such reserve subject to future capitalization, as stated in item 5.3. of this Protocol and as per stated in article 7th of Instruction CVM No. 319/99.

4.         Shares of the Merging Companies, Exchange ratio of Shares held by TCO IP, Political and Financial rights.

4.1       Absence of Criteria for Determination of the Exchange Ratio and Valuation: Considering that TCO IP is a wholly-owned subsidiary of Vivo Participações (therefore, there are no minority shareholders of Vivo Participações) and the total spin-off of TCO IP, being part of its net worth corresponding to the Telemig Part. shares merged into Telemig Part. and the other portion, corresponding to Telemig Celular shares, merged into Telemig Celular, with the extinction of TCO IP, the shares issued by Telemig Part. and by Telemig Celular currently held by TCO IP will be cancelled, and the shares of  Telemig Part. and of Telemig Celular shall be granted to the sole shareholder of TCO IP, Vivo Participações, in the same amount and with the same rights, in return to the shares of TCO IP held by Vivo Participações cancelled as a result of the extinction TCO IP.

4.2.      Inexistence of Exchange Ratio: Considering that there are no minority shareholders of TCO IP, as it is a wholly-owned subsidiary of Vivo Participações, there is no replacement of shares of the non-controlling shareholders of TCO IP for shares of the Merging Companies. As referred in item 4.1. herein above, Vivo Participações will hold, directly, shares of Telemig Part. and of Telemig Celular, in the same amount and class and with the same rights of the shares of such companies previously held by TCO IP, as a result of the extinguishment of TCO IP.

4.4.      Absence of Appraisal of the net worth at market value for the purpose of Article 264 of the Corporate Law. Considering that the spin-off of TCO IP with the transfer of part of its net worth to Telemig Part. and part to Telemig Celular will not result in a capital increase of the Merging Companies and shall not change the equity interest of the other shareholders of such companies in view of the inexistence of non-controlling shareholders, there is no exchange ratio, and, as a consequence, there are no minority shareholders interests to be protected as well as there are no withdrawal rights in relation to the Spun-off Company. Therefore, as understood by the Brazilian Securities and Exchange Commission in previous similar cases, article 264 of the corporate Law shall not apply (see Proceedings CVM RJ 2007-2920, 2007-3645, 2005-7838, 2005-9849 e 2004-2040).

5.         Other conditions applicable to the spin-off.

5.1       Corporate Acts: The Extraordinary Shareholders’ Meetings of TCO IP, Telemig Part. and Telemig Celular shall be held in order to discuss and resolve the transaction described in this Protocol.

5.2       Inexistence of the Right of Withdraw: Considering that TCO IP is a wholly-owned subsidiary of Vivo Participações and that there are no other shareholders of TCO IP, there will be no dissenting shareholders to exercise withdrawal rights as referred in articles 136, (ix) and 137 of the Corporate Law.

5.3.      Capitalization of the goodwill reserves. As the provision set forth 7th of Instruction CVM No. 319/99, Vivo Participações will have the right to capitalize the goodwill special reserve to be registered in the net worth of Telemig Part. and of Telemig Celular as referred in item 3.5. of this protocol, at the end of each year, to the extent that each of the companies Telemig Part. and Telemig Celular obtains the fiscal benefit corresponding to the amortization of the respective deferred assets (goodwill), observing the right of first refusal of the other shareholders of such Companies.

5.4. Sucession.  The Merging Companies Telemig Part. and Telemig Celular will succeed TCO IP in its rights and obligations in the proportion of the net worth parts of the Spun-off Company transferred to them, assuming the joint liability of TCO IP in the terms of articles 229, § 1º and 233 of Law 6,404/76.

5.5. Autorization. Without prejudice of item 3.4. of this Protocol, once the total spin-off of TCO IP is approved, the Officers of the Merging Companies will be responsible and authorized to take all the necessary measures for the implementation of the terms and conditions established in this Protocol, as provided in the applicable legislation.

5.6. Jurisdiction. For all matters arising out of this Protocol, the parties elect the jurisdiction of City of São Paulo, State of São Paulo.

5.7. Prior Approval of ANATEL. This transaction that results with the merger of the totality of the net worth of TCO IP and its extinguishment was submitted to the prior approval of Agência Nacional de Telecomunicações – ANATEL.

And, in witness whereof, the parties execute six (06) counterparts of this instrument in the presence of the two witnesses below.

São Paulo, December 03, 2008.

Telemig Celular Participações S.A.

_____________________________ Roberto Oliveira de Lima	_____________________________ Ernesto Gardelliano

Telemig Celular S.A.

_____________________________ Roberto Oliveira de Lima	_____________________________ Ernesto Gardelliano

TCO IP S.A.

_____________________________ Roberto Oliveira de Lima	_____________________________ Ernesto Gardelliano

Witnesses:

1. ______________________________

2. _______________________________

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 09, 2008

TELEMIG CELULAR PARTICIPAÇÕES S.A.

By:	/s/ Ernesto Gardelliano
-------------------------------------------------------------
Name:	Ernesto Gardelliano
Title:	Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.